Exhibit 99.6

Pentwater Urges a Halt to Rio Tinto’s Attempt to Obstruct Turquoise Hill’s Financing and Governmental Discussions

January 29, 2021 07:30 AM Central Standard Time

NAPLES, Fla.--(BUSINESS WIRE)--Pentwater Capital Management LP ("Pentwater"), the largest minority shareholder of Turquoise Hill Resources Ltd. ("Turquoise Hill" or the "Company") (TSX:TRQ) (NYSE:TRQ), urges regulators, including the U.S. Securities Exchange Commission (“SEC”), to carefully consider Rio Tinto’s alleged breach of securities laws and continued improper actions involving Turquoise Hill.

Just over a week ago, a Federal District Court in the Southern District of New York appointed Pentwater as lead Plaintiff in a class action lawsuit against Rio Tinto. That lawsuit outlines how Rio Tinto violated federal securities laws by failing to timely disclose its knowledge of the massive cost overrun and schedule delay at the Oyu Tolgoi mine which is 66% owned by Turquoise Hill.

In the short period of time since Pentwater’s appointment, Rio has taken additional action to harm Turquoise Hill. Just yesterday, Turquoise Hill announced that Rio Tinto is ordering Turquoise Hill to: (1) stop all conversations with the Government of Mongolia, its fellow shareholder in the Oyu Tolgoi mine, and (2) stop attempting to finance the cost overrun overseen by Rio with project bonds.1 Additionally, just one short week ago, Rio unilaterally declared that it will not proceed with the undercut at the mine unless its own self-serving mine finance plan is implemented. Even Rio’s hand-picked board of directors at Turquoise Hill knows that acceding to Rio’s demands would be inconsistent with their and Rio’s fiduciary obligations owed to Turquoise Hill and all of its shareholders.

Why would Rio (in its capacity as operator of the mine) possibly think it is good business practice or good government relations to forbid Turquoise Hill (the 66% owner of the mine) from having direct, one-on-one communication with the government of Mongolia (the 34% owner of the mine)? Why would Rio possibly think it is good business practice or good government relations to order Turquoise Hill to accept a value destructive financing option to finance the very cost overruns overseen by Rio Tinto? Why would Rio think it is good business practice or good government relations for Rio Tinto (the mine operator) to dictate to the mine owners that the undercut should only proceed after Rio gets its way on the mine financing plan? These questions answer themselves. Of course, Rio’s perspective might be influenced by the $1.4 billion in fees that it has already been paid by OT and Turquoise Hill.

Rio’s recidivist disregard for its legal obligations is alarming. It has been reported that the cost and schedule overruns at Oyu Tolgoi are under investigation by the SEC, the UK Serious Fraud Office, the Australian Securities and Investment Commission, and the Government of Mongolia. Rio was fined by the United Kingdom’s Financial Conduct Authority for breaching Disclosure and Transparency Rules in reporting its activities at a mine in Mozambique, and is under a separate investigation by the U.K. Serious Fraud Office for corruption and bribery in its conduct of business in the Republic of Guinea. Rio has been reprimanded due to its destruction of the Juukan Gorge, where an Australian government inquiry has found its actions inexcusable and emblematic of a flawed corporate culture.

Rio’s new CEO has been on the job for less than a month after its previous CEO departed after unforgivable corporate misdeeds. Unfortunately, rather than cleaning house and putting Rio on a path toward becoming a good corporate citizen, Jakob Stausholm is perpetuating Rio’s flawed corporate culture. He promoted Arnaud Soirat to Chief Operating Officer despite the fact that Mr. Soirat was identified by whistleblower Richard Bowley as having knowledge of the fraud to hide Rio’s cost overruns and schedule delays from Turquoise Hill shareholders and the Government of Mongolia. Now, Mr. Stausholm is personally orchestrating Rio’s actions against Turquoise Hill and the Government of Mongolia disclosed yesterday.

On December 22, 2020, Turquoise Hill issued a press release informing shareholders of the progress being made in its comprehensive funding review process. Turquoise Hill disclosed that market testing and continued negotiations confirmed that multiple sources of competitively priced non-equity capital are available that would create significant value for Oyu Tolgoi’s shareholders and not require any “completion support” from Rio Tinto. But any solution that does not enable Rio to continue profiting at the expense of other Oyu Tolgoi stakeholders does not seem to be amenable to Rio.

Rio Tinto is now using seemingly every tactic at its disposal to prevent Turquoise Hill from securing a financing solution that benefits all of its shareholders, not just Rio alone. This cannot be allowed. Pentwater urges regulators to consider Rio’s ongoing improper activities across the globe.

1 Rio is utilizing a special committee of the OT board in its attempt to control Turquoise Hill. This special committee is compromised of just Rio and Turquoise Hill. Rio, however, is the only entity that has the right to cast a vote on this committee. Rio’s proposal on financing and governmental communication has been put forward to this committee. Rio plans to cast its vote in favor of this proposal. Once Rio has so voted, Turquoise Hill is arguably contractually obligated to support this proposal when it is then introduced at the next OT Board meeting. It is through this mechanism that Rio is overriding Turquoise Hill’s right and fiduciary obligation to finance the mine in the most economically efficient manner and work with the government of Mongolia to create the greatest amount of value for all OT shareholders.

Contacts
David Zirin- Chief Operating Officer
Pentwater Capital Management
312-589-6401